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                                                                     Exhibit (i)

June 30, 2005

Loomis Sayles Funds I (the "Trust")
399 Boylston Street
Boston, Massachusetts 02116

Dear Ladies and Gentlemen:

        You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value, of the Loomis Sayles Securitized Asset Fund series, at not less than net asset value.

        We have examined an executed copy of your Agreement and Declaration of Trust dated December 23, 1993, as amended to the date hereof, including the Amended and Restated Declaration of Trust dated June 22, 2005 (as so amended and restated, the "Declaration of Trust"), and are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued shares. We have further examined a copy of your By-Laws in effect on March 11, 2005, as amended by the Amended and Restated By-Laws dated June 22, 2005 and in effect on the date hereof, and such other documents and records as we have deemed necessary for the purpose of this opinion.

        Based on the foregoing, we are of the opinion that:

        1. The beneficial interest in the Trust is divided into an unlimited number of shares (the "Shares").

        2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued and sold will be validly issued, fully paid and nonassessable by the Trust.

        The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally

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Loomis Sayles Funds I                  -2-                         June 30, 2005

liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her or being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

        We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 333-22931) relating to such offering and sale.

                                        Very truly yours,

                                        /s/ Ropes & Gray LLP

                                        Ropes & Gray LLP